EMX Royalty Corporation
Management's Discussion and Analysis

Three Months Ended March 31, 2024

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of May 9, 2024. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2024 prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

Overview
EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 277 properties in North America, Europe, Türkiye, Latin America, Morocco and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	138
Royalty Generation Properties	122
The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

Strategy
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Generation and Project Evaluation. EMX's over 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geological expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") payments and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with what EMX considers to be under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.
EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

Highlights
In Q1 2024, EMX continued on a strong uptrend to start the year due to robust royalty production and increasing metal prices, particularly for gold and copper. We increased our (effective) NSR royalty at the flagship Caserones property to 0.8306%, while strong performance was marked from Timok, Gediktepe, and Leeville. EMX continued to invest capital generating and acquiring royalties around the world while our partners invested significant capital to expand operations at existing mines, advance towards the development of new mines (e.g., positive Pre-feasibility studies at Diablillos and Parks-Salyer), and explore for new opportunities.
Summary of Financial Highlights for the three months March 31, 2024 and 2023:1

	Three months ended March 31,
(In thousands of dollars)	2024	2023

Statement of Income
Revenue and other income	$6,240	$2,742
General and administrative costs	2,148	1,722
Royalty generation and project evaluation costs, net	2,934	2,822
Loss from operations	(1,438)	(2,797)
Net loss	$(2,227)	$(3,726)

Statement of Cash Flows
Cash flows from operating activities	$1,027	$(3,333)
Cash flows from investing activities	(2,174)	(2,806)
Cash flows from financing activities	$(613)	$(781)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,293	$4,968
Adjusted royalty revenue	$7,657	$3,943
GEOs sold	3,696	2,088
Adjusted cash flows from operating activities	$2,661	$(2,435)

Statement of Financial Position
Cash and cash equivalents	$18,805	$9,918
Working capital[1]	$(6,222)	$(2,270)

1 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures1:
The Company had adjusted revenue and other income and adjusted royalty revenue by metal of the following:
The Company had adjusted royalty revenue by asset and by GEOs of the following:
1 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Outlook
The Company is maintaining its 2024 guidance of GEOs sales of 11,000 to 14,000, adjusted royalty revenue of $22,000,000 to $27,500,000 and option and other property income of $2,000,000 to $3,000,000.
The Company is excited about the prospect for continued growth in the portfolio for 2024 and the coming years. The driver for near and long term growth in cash flow will come from the large deposits of Caserones in Chile and Timok in Serbia. At Caserones, Lundin has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. continues to advance the upper zones while developing the lower zone, which we believe will be one of the more important block cave development projects in the world.
Regarding the gold royalty portfolio, we expect Gediktepe, Leeville, and Gold Bar South to mirror what occurred in 2023. In Türkiye, the operator of Sisorta is nearing completion of construction of the mine and we look forward to seeing the plant commissioned. We are excited about the advancement of Diablillos in Argentina by AbraSilver Resource Corp. where the company continues to expand the mineral resource.
The Company will continue to evaluate and work to acquire mineral rights and royalties in 2024. The Company expects it will invest similar amounts as in 2023 towards the royalty generation business. As in previous years, production royalties will continue to be supplemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. Efforts and programs are underway to optimize and control costs as the Company continues to grow. EMX believes it is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.
The Company will also strive towards continuing to strengthen its balance sheet over the course of the year. As part of this effort we will look to refinance our outstanding debt of $34,660,000, which comes due at the end of 2024. The Company has actively been engaged with several parties and believes that it will be in a position to provide an update to this process in Q2 2024.

Corporate Updates
Acquisition of Additional Royalty Interest on Caserones
In Q1 2024, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest to 0.8306%, for cash consideration of $4,742,000 pursuant to an agreement with Franco Nevada Corporation.
Commencement of Normal Course Issuer Bid
In Q1 2024, EMX announced that it has received approval from the TSX Venture Exchange of its Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, EMX may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025. Subsequent to period end, the Company purchased 20,300 Shares on the TSX-V and alternative Canadian trading systems at a weighted average price per Share of C$2.62 for an aggregate value of approximately C$53,000, and 84,776 Shares on the NYSE American and alternative U.S. trading systems at a weighted average price per Share of $1.93 for an aggregate value of approximately $164,000. The total shares purchased on their respective trading systems have been cancelled and returned to treasury.
Appointment of Two New Members to the Board of Directors
Subsequent to the end of the period, the Company announced the appointment of Dawson Brisco and Chris Wright to the Board of Directors.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Cyber Event
In April 2024, the Company became aware that one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in a potential loss of up to $2,325,000. The Company is pursuing recovery of its funds through all legally available means as appropriate, in order to mitigate the loss amount to the fullest extent possible. The Company has evaluated its cyber security risk profile in response, and is addressing issues, including personnel and operational changes in Türkiye related to the event and bolstering existing controls throughout the organization. The impact of this event is evolving, and the Company is monitoring for additional measures that can be taken, and is ensuring its cyber incident response protocols are effective. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Investment Updates
As at March 31, 2024, the Company had marketable securities of $2,766,000 (December 31, 2023 – $4,001,000), and $6,300,000 (December 31, 2023 – $6,372,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

Producing Royalty Updates
Caserones
The Company’s effective share of the royalty revenue in Caserones totaled $2,053,000 for the three months ended March 31, 2024 ("Q1 2024") (Q1 2023 - $2,226,000). The Company received royalty distributions, after Chilean taxes, of $1,634,000 for Q1 2024 (Q1 2023 - $898,000). The payments received were based upon copper and molybdenum mine production in Q4 2023.
In Q1 2024, Lundin reported Caserones mineral resources and mineral reserves updated to year-end 2023, full-year 2023 copper production of 139,520 tonnes, and 2024 production guidance of 120,000 – 130,000 tonnes copper and 2,500 – 3,000 tonnes molybdenum. Subsequent to quarter end, Lundin announced its Q1 2024 results, which included Caserones (see Lundin news release dated May 1, 2024). According to Lundin, during Q1 2024 Caserones produced 34,216 tonnes of copper and 864 tonnes of molybdenum on a 100% basis. Production costs and cash costs per pound were lower than planned primarily due the Chilean peso weakening against the US dollar. Exploration drilling was completed in the lower portion of the mineral resource and at the Angelica oxide and sulphide targets. Geophysical surveys were also carried out and the data collected will help to refine exploration targeting.
Timok
EMX earned $1,267,000 in royalty revenue from the Timok royalty property in Q1 2024 (Q1 2023 - $Nil). This includes royalty revenue of $527,000 from the month of March 2024, which represented a marked increase from previous months. Production from Q1 2023 yielded $987,000 in royalty revenue which was recognized upon the execution of an amended and restated royalty agreement with operator Zijin Mining in Q3 2023. The $987,000 in royalty revenue was included in the $6,676,000 payment the Company received in Q3 2023 for production from 2021, 2022 and the first six months of 2023. Since then the Company has been receiving regular royalty payments for Timok copper and gold production.
Gediktepe
EMX earned $2,990,000 in royalty revenue from the Gediktepe mine in Q1 2024 (Q1 2023 - $926,000). The Gediktepe mining operation produced 13,648 ounces of gold and 154,659 ounces of silver were produced in Q1. The royalty revenues from Q1 in 2024 were nearly triple the amount received in the same quarter in 2023.
Leeville
EMX earned $864,000 in royalty revenue from Leeville in Q1 2024 (Q1 2023 - $534,000). The Leeville payments for Q1 2024 continued on a strong uptrend due to higher production and higher gold prices.
Balya
EMX earned $197,000 in royalty revenue from the Balya property in Q1 2024 (Q1 2023 - $153,000).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Gold Bar South
EMX earned $75,000 in royalty revenue from the Gold Bar South royalty property in Q1 2024 (Q1 2023 - $Nil).

Pre-Production and Royalty Generation Updates
EMX continues to fund and support its generative programs to build long term value and organically create royalties at low cost. Key examples of organically generated royalty assets that are being advanced by well-funded partners include the Balya royalty in Türkiye (producing), and the Park-Salyer (advanced project) and Peake (exploration) royalties in Arizona. The generative programs also lead to recognition of other investment and royalty purchase opportunities in the jurisdictions in which we work. Examples include assets such as the Timok royalty in Serbia (producing asset), the Viscaria royalty in Sweden (awaiting final permitting) and the Kaukua royalty in Finland (advanced project). These generative programs and the scope and scale of the organic royalty portfolio help distinguish EMX from its royalty company peers.
During Q1 2024, the Company’s royalty business was active in North America, South America, Europe, Türkiye, Australia and Morocco. The Company incurred $2,934,000 in net royalty generation and project evaluation costs in Q1 2024 compared to $2,822,000 in the Q1 2023. These costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. Included in revenue and other income are option, advance royalty, and other pre-production payments related to existing partnered projects as a result of royalty generation activities.
During the three months ended March 31, 2024 and 2023, the Company recognized the following adjusted revenue and other income1 from generative and non-generative activities:

	Non-Generative Revenue		Generative Revenue		Total
(In thousands of dollars)	2024	2023	2024	2023	2024	2023
Adjusted royalty revenue[1]	$7,446	$3,839	$211	$104	$7,657	$3,943
Option and other property income	-	-	188	689	188	689
Interest income	395	336	53	-	448	336
	$7,841	$4,175	$452	$793	$8,293	$4,968
For the purposes of the disclosure above, non-generative revenue includes revenue from producing and acquired assets. Generative revenue includes all other types of revenue and other income generated by the Company.
During the three months ended March 31, 2024 and 2023, the Company had the following costs, revenue and realized losses on the sale of deal flow shares related to royalty generation activities:

	Three months ended March 31,
(In thousands of dollars)	2024	2023
Royalty generation and project evaluation, net (excluding generative revenue)	$2,934	$2,822
Less:
Technical support and project evaluation	(675)	(611)
Total costs	$2,259	$2,211

Generative revenue	$452	$793
Realized loss on the sale of deal flow shares	(467)	(442)
Total	$(15)	$351
1 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Highlights from Q1 2024 include the following:
•In Argentina, Abrasilver has produced a Pre-feasibility Study and maiden reserves for Diablillos epithermal silver-gold project. The PFS was based upon updated mineral resources for Oculto, as well as a first time mineral resource estimate for the high-grade JAC discovery. According to the PFS, JAC deposit’s high-grade will be mined and processed throughout years 2 – 5, resulting in elevated cash flow levels in the early years of the operation.
•In Chile, EMX has re-assembled a portfolio of early-stage royalty generation properties that are available for partnership. The available properties include porphyry copper, IOCG (iron oxide copper-gold)/manto, and epithermal gold-silver projects that occur in northern Chile’s highly productive metallogenic belts.
•Arizona Sonora completed a Pre-Feasibility Study for its Cactus Project, which included first-time mineral reserves for the Parks-Salyer underground copper development project that is partially covered by an EMX royalty. According to the PFS, Parks-Salyer sub-level cave underground development will start in Year 1 and mining will continue until Year 20, yielding a total of 96 Mtons of leach ore averaging 0.82% Tsol Cu that will be processed.
•South32 continued to advance its Hermosa property, which includes EMX’s Hardshell royalty property that partially covers a) down-dip projections of Taylor project CRD-style Zn-Pb-Ag mineralization and b) the Peake prospect’s copper enriched mineralization. An important milestone was South32’s completion of the Taylor Feasibility Study, resulting in approval to move forward with project development. For FY24, capitalized exploration at Hermosa is projected to be approximately $25,000,000 to support continuing exploration programs at Peake, as well as at other prospects and targets.
•Ridgeline Minerals and joint venture partner Nevada Gold Mines are planning for $5,000,000 of exploration drilling at EMX’s Swift royalty property in 2024. Ridgeline also advanced EMX’s Selena royalty property with a geophysical survey that identified targets along trend from the Chinchilla zone of CRD/skarn mineralization.
•In the western U.S., partnered exploration royalty properties were advanced with three drill programs, geophysical surveys, mapping, geochemical sampling, and permitting for upcoming drill programs. In addition, several property positions were increased and two new porphyry copper projects were acquired through the staking of open ground.
•EMX and partner companies continued to advance the portfolio in Northern Europe. EMX established new partnerships for two polymetallic properties in Norway and acquired a new gold property royalty in Finland. EMX assisted with many of the partner-funded exploration programs, which created additional revenue streams in the form of management fees and cost recoveries. EMX is working with its various partners to plan and execute additional exploration and drill programs in 2024.
•EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone. In Q1 2024, Copperstone reported that the main hearing in the Land and Environment Court at Umeå District Court was held from January 30th – February 21st to review the permit application for reopening the Viscaria mine. As an event subsequent to quarter-end, the Land and Environment Court announced that Copperstone had been granted a permit under the Environmental Code for “mining and water operations” at the Viscaria mine (see Copperstone news release dated May 6, 2024). Receipt of this environmental permit represents a key milestone event for the advancement of the Viscaria project. Copperstone anticipates reopening Viscaria in 2026.
•EMX continued to execute its royalty generation business model in Australia and is conducting reconnaissance programs to identify new projects for acquisition and partnership. Although EMX’s historical focus in Australia has been on gold projects, EMX is actively pursuing new opportunities that include base metals and strategic commodities such as cobalt and manganese. Meanwhile, EMX’s partners continued to build value on the Company’s exploration royalty properties with drilling and other programs.
•Royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Results of Operations1

	Three months ended March 31,
(In thousands of dollars)	2024	2023

Financial results
Revenue and other income	$6,240	$2,742
Costs and expenses	(7,678)	(5,539)
Loss from operations	$(1,438)	$(2,797)
Losses from other items	(797)	(848)
Tax recovery (expense)	8	(81)
Net loss	$(2,227)	$(3,726)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,293	$4,968
Adjusted royalty revenue	$7,657	$3,943
GEOs sold	3,696	2,088
Adjusted cash flows from operating activities	$2,661	$(2,435)
Revenues and Other Income
The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including execution payments, staged option payments and operator and management fees, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.
During the three months ended March 31, 2024 and 2023, the Company had the following sources of revenues and other income:

	Three months ended March 31,
(In thousands of dollars)	2024	2023
Royalty revenue	$5,604	$1,717
Option and other property income	188	689
Interest income	448	336
Total	6,240	2,742

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,293	$4,968
1 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three months ended March 31, 2024 and 2023, the Company had royalty revenues from the following sources:2

	Three months ended March 31,
(In thousands of dollars)	2024	2023

Timok	$1,267	$-
Gediktepe	2,990	926
Leeville	864	534
Balya	197	153
Gold Bar South	75	-
Advanced royalty payments	211	104
Total	$5,604	$1,717

Non-IFRS Financial Measures[2]
Adjusted royalty revenue	$7,657	$3,943
Royalty revenue for the three months ended March 31, 2024 increased by $3,887,000 or 226% when compared to Q1 2023. The majority of the increase was the result of higher production and metals prices from Gediktepe, and the recognition of Timok revenue (Q1 2023 revenue was recognized in Q3 2023 upon the execution of an amended and restated royalty agreement)
Adjusted revenue and other income2 and adjusted royalty revenue2 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue for three months ended March 31, 2024 was $$2,053,000 (Q1 2023 - $2,226,000).
The percentage breakdown of the source of the Company's adjusted revenue and other income2 and adjusted royalty revenue2 for the three months ended March 31, 2024 were as follows:
Option and other property income will fluctuate depending upon the Company’s deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property
2 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
income. For the three months ended March 31, 2024, included in option and other property income was $Nil (Q1 2023 - $301,000) related to the fair value of share equity payments received, and $75,000 (Q1 2023 - $125,000) of various pre-production payments.
Royalty revenue from producing mines will fluctuate as a result of metal sold and prices received by the operators of the producing mines. Timing of additional advanced royalty payments related to other projects and included in royalty income can also fluctuate.
Interest income was earned on the cash balances the Company holds and interest accretion on the deferred compensation payments from Aftermath Silver Ltd., AbraSilver and Scout Discoveries.
Cost and Expenses
Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations, the advancement of projects, and project evaluation as well as marketing and communications. Included in these costs is general and administrative costs ("G&A") for the three months ended March 31, 2024 and 2023, comprised of the following:

	Three months ended March 31,
(In thousands of dollars)	2024	2023
Salaries, consultants, and benefits	$978	$956
Professional fees	236	175
Investor relations and shareholder information	223	213
Transfer agent and filing fees	121	134
Administrative and office	560	230
Travel	30	14
	$2,148	$1,722
G&A costs of $2,148,000 were incurred for the three months ended March 31, 2024 compared to $1,722,000 in 2023. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2024 compared to 2023 are related to:
•Administrative and office costs increased by $330,000 in 2024 primarily due to stamp taxes that were paid during the period in Chile.
Royalty Generation and Project Evaluation Costs, Net of Recoveries
Net royalty generation and project evaluation costs increased from $2,822,000 in the first quarter of 2023 to $2,934,000 in the first quarter of 2024. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The increase in expenditures and recoveries was predominately attributable to an increase in property costs in Fennoscandia and South America, and an increase in overall costs in Eastern Europe and Morocco. The increased costs are attributed to the expansion of the generative business into Morocco and the Balkan region.
These cost increases were offset by a 993,000 decrease in net expenditures in the USA. The decrease was primarily related to drilling costs that were incurred in 2023, through a former subsidiary of the Company, Scout Drilling LLC., in exchange for future royalty opportunities. Additionally, the USA operations saw a $463,000 decrease in property costs when compared to Q1 2023.
Not inclusive of the net royalty generation and project evaluation cost, EMX earned $452,000 in generative revenue in Q1 2024 (Q1 2023 - $$793,000).
Depreciation, Depletion and Direct Royalty Taxes
Depreciation, depletion and direct royalty taxes for Q1 2024 totaled $2,419,000 (Q1 2023 - $852,000). The increase was primarily attributable to depletion recognized on Gediktepe of $2,274,000 in the current period compared to $682,000 in the comparative period as a result of increased production from the mine.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Share-based Payments
In Q1 2024 the Company recorded a total of $189,000 in share-based payments compared to $93,000 in Q1 2023. The aggregate share-based payments relate mainly to the fair value of restricted share units vesting during the period. The increase for Q1 2024 from the comparative quarter is predominately due to forfeitures in Q1 2023.
Other
•During the three months ended March 31, 2024, the Company had an unrealized gain of $84,000 (2023 – $674,000) related to the fair value adjustments of investments, and a realized loss of $411,000 (2023 – $442,000) for the sale of certain marketable securities held by the Company. The unrealized gains in both periods were attributed primarily to the realization of losses on the sale of marketable securities. The Company will continue to sell marketable securities to generate cash where available but does not have control over market fluctuations.
•During the three months ended March 31, 2024, the Company recognized equity income from its investment in an associated entity of $797,000 (2023 – $915,000). This related to the share of the Company’s net income derived in SLM California which holds the Caserones effective royalty interest.
•During the three months ended March 31, 2024, the Company recognized finance expenses of $1,065,000 (2023 - $1,241,000) which consisted of interest accretion on the Sprott Credit Facility.
Taxes
During the three months ended March 31, 2024, the Company recorded a deferred income tax expense of $155,000 (2023 - recovery of $2,000) and a current income tax expense of $147,000 (2023 - $79,000).
On December 31, 2023, legislative changes became effective in Türkiye for hyperinflation tax accounting.

Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at March 31, 2024, the Company had working a capital deficit of $6,222,000 (December 31, 2023 - $2,270,000). The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. The Company expects to continue to successfully execute its financing plans including raising funds through the issuance of equity and/or obtaining new debt or refinancing the existing senior secured credit facility and is currently evaluating various financing opportunities. While the Company has been successful in obtaining financing to date, there can be no assurances that future equity financing, debt or debt refinancing alternatives will be available on acceptable terms to the Company or at all. As a result, material uncertainty exists that cast substantial doubt about the Company’s ability to continue as a going concern.
The remaining principal amount of $34,660,000 of the Sprott Credit Facility is due to be repaid by December 31, 2024, which is driving the Company's working capital deficit. It should be noted that the Company can repay the entire debt without penalty after June 30, 2024. The Company has actively been evaluating alternatives to refinance some or all of the debt. As part of this effort EMX will look to refinance its outstanding debt of $34,660,000. The Company has actively been engaged with several parties and will provide updates to this process in Q2 2024.
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investment in associated entity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.
Operating Activities
Cash provided by operating activities for the three months ended March 31, 2024 was $1,027,000 (Q1 2023 – used in $3,333,000), and adjusted cash provided by operating activities1 for the period was $2,661,000 (Q1 2023 – used in $2,435,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty revenue received in the period. Adjusted cash provided by operating activities1 is adjusted for $1,634,000 (Q1 2023 – $898,000) in royalty distributions received from the Company's effective royalty interest at Caserones.
Investing Activities
The total cash used in investing activities during the three months ended March 31, 2024 was $2,174,000 compared to $2,806,000 for the comparative period. The cash used in the current period related primarily to the purchase of additional equity investment related to the Company’s effective royalty interest in the Caserones mine for $4,742,000. This is partially offset by net proceeds on sales of fair value through profit and loss investments of $844,000 (Q1 2023 – $554,000), and dividends and distributions received of $1,679,000 (Q1 2023 – $951,000). In the prior period, the Company had deposited $3,517,000 into a trust account for the eventual purchase of additional interest in the Caserones royalty, which closed in Q2 2023.
Financing Activities
The total cash used in financing activities for the three months ended March 31, 2024 was $613,000 compared to $781,000 for the comparative period. The cash used in the both periods consisted only of loan repayments.

Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the three months ended March 31, 2024 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$330	$62	$392
Outside directors	223	30	253
Seabord Management Corp.*	80	-	80
Total	$633	$92	$725
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.
1 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the three month ended March 31, 2023 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$308	$56	$364
Outside directors	213	23	236
Seabord Management Corp.*	75	-	75
Total	$596	$79	$675
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.

Included in accounts payable and accrued liabilities as at March 31, 2024 is $231 (December 31, 2023 - $Nil) owed to key management personnel.

Quarterly Information1

(In thousands of dollars, except per share amounts)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023

Financial results
Revenue and other income	$6,240	$7,546	$12,925	$3,408
Costs and expenses	(7,678)	(5,955)	(7,492)	(4,688)
Income (loss) from operations	$(1,438)	$1,591	$5,433	$(1,280)
Net income (loss) for the period	$(2,227)	$1,372	$2,443	$(4,722)
Basic earnings (loss) per share	(0.02)	0.01	0.02	(0.04)
Diluted earnings (loss) per share	$(0.02)	$0.01	$0.02	$(0.04)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,293	$10,921	$14,526	$6,481
Adjusted royalty revenue	$7,657	$8,744	$12,875	$5,132
GEOs sold	3,696	4,425	6,676	2,595
Adjusted cash flows from operating activities	$2,661	$5,444	$5,276	$5,286
1 Refer to the "Non-IFRS financial measures" section on page 33 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

(In thousands of dollars, except per share amounts)	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022

Financial results
Revenue and other income	$2,742	$2,288	$7,206	$7,034
Costs and expenses	(5,539)	(5,721)	(6,162)	(6,011)
Income (loss) from operations	$(2,797)	$(3,433)	$1,044	$1,023
Net income (loss) for the period	$(3,726)	$951	$(12,878)	$(3,315)
Basic earnings (loss) per share	(0.03)	0.01	(0.12)	(0.03)
Diluted earnings (loss) per share	$(0.03)	$0.01	$(0.12)	$(0.03)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$4,968	$3,535	$9,319	$9,465
Adjusted royalty revenue	$3,943	$2,793	$5,775	$3,377
GEOs sold	2,088	1,615	3,341	1,804
Adjusted cash flows from operating activities	$(2,435)	$4,093	$2,719	$(2,273)

Royalty Portfolio Review
EMX's royalty and royalty generation portfolio totals 277 projects on six continents. The following is a summary of the portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Türkiye. See EMX’s Annual Information Form (“AIF”) for the year ended December 31, 2023 which is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile and the Company’s website (www.EMXroyalty.com) for more information on the Caserones, Timok, and Gediktepe royalty properties. In addition, the Leeville and Balya royalty properties are important to the Company, for current as well as projected future royalty cash flows.
Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2023 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2023.
Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	Lundin Mining Corporation	Copper (Molybdenum)	Producing	Effective 0.8306% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing - Upper Zone Developing - Lower Zone	0.3625% NSR
Gediktepe	Türkiye	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Leeville	Nevada	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Balya	Türkiye	Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş.	Zinc-Lead-Silver	Producing	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR
Significant Updates
Caserones, Chile - The Caserones open pit mine is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile’s Andean Cordillera. EMX holds an (effective) 0.8306% NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is owned by SCM Minera Lumina Copper Chile (“SCM MLCC” or “MLCC”). Lundin Mining Corporation (TSX: LUN) ("Lundin")

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
acquired 51% of MLCC from JX Nippon and certain JX Nippon subsidiaries in July 2023. Caserones produces copper and molybdenum concentrates from a conventional crusher, mill, and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. See EMX’s 2023 AIF for more information on the Caserones Royalty Property.
In Q1 2024, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones royalty property, thereby increasing the Company’s effective NSR royalty interest to 0.8306% for cash consideration of $4,742,000 pursuant to an agreement with Franco Nevada.
The Company’s effective share of the royalty revenue in Caserones totaled $2,053,000 for Q1 2024 (Q1 2023 - $2,226,000). The Company's effective royalty distribution totaled $1,634,000 for Q1 2024 (Q1 2023 - $898,000). These payments were based upon copper and molybdenum mine production from Q4 2023. The royalty distribution payments to EMX were after payment of Chilean taxes of approximately 27%.
In Q1 2024, the Caserones mineral resources and mineral reserves were updated to year-end 2023 by Lundin as given below (see Lundin news release dated February 8, 2024 and Lundin's AIF for the year ended December 31, 2023):

Caserones Mineral Resource Statement, Effective December 31, 2023
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Measured	390,547	0.34	0.01	1,343	41
Indicated	1,111,318	0.26	0.01	2,936	113
Meas+Ind	1,501,865	0.28	0.01	4,279	154
Inferred	186,215	0.22	0.01	412	16
Notes:
1.Totals may not sum correctly due to rounding.
2.Resource metal price assumption of $4.20/lb copper.
3.Open pit mineral resources are reported within a conceptual pit shell.
4.Open pit cut-off grade of 0.13% Cu.
5.Mineral resources are inclusive of mineral reserves.

Caserones Mineral Reserve statement, effective December 31, 2023
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Proven	352,876	0.35	0.01	1,223	37
Probable	533,485	0.28	0.01	1,494	57
Total P+P	886,361	0.31	0.01	2,717	94
Notes:
1.Totals may not sum correctly due to rounding.
2.Reserve metal price assumption of $3.65/lb copper.
3.Mineral Reserves are estimated using open pit discard NSR cut-off values of:
a.$11.70/t for ore processed via concentrating and
b.$3.65/t for ore delivered to the heap leach and SX/EW processing.
The Caserones mineral resources and mineral reserves given above are presented on a 100% basis.
According to Lundin, the Caserones mineral resources and reserves increased from the previous estimates due to higher metal price forecasts, block model updates, and changes to mineral resource classification. Lundin also stated that since the Caserones acquisition the company had added an additional 350 kt of copper Proven and Probable Mineral Reserves at Caserones.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Lundin reported copper production of 139,520 tonnes from Caserones for the full year 2023 (see Lundin news release dated January 14, 2024). Lundin also provided 2024 production guidance of 120,000 – 130,000 tonnes copper and 2,500 – 3,000 tonnes molybdenum. The cash cost is forecast to be $2.60/lb – $2.80/lb of copper, after by-product credits. The increase in Caserones cash costs compared to 2023 (i.e., $1.99/lb) reflects lower grades, higher operating costs, and lower by-product credits. The copper production outlook for both 2025 and 2026 was stated by Lundin as 125,000 – 135,000 tonnes, with molybdenum production of 1,500 - 2,000 tonnes in 2025 and 2,500 – 3,000 tonnes in 2026.
Subsequent to quarter end, Lundin announced Caserones produced 34,216 tonnes of copper and 864 tonnes of molybdenum on a 100% basis in Q1 2024 (see Lundin news release dated May 1, 2024). Production costs and cash costs per pound were lower than planned primarily due the Chilean peso weakening against the US dollar.
Exploration at Caserones in 2024 is planned for near-mine and in-mine targets that will include $14,700,000 in expenditures and 12,900 meters of drilling, as well as geophysical surveys (see Lundin news release dated January 14, 2024). During Q1 2024 exploration drilling was completed in the lower portion of the mineral resource and at the Angelica oxide and sulphide targets, all of which are covered by EMX royalty ground. Geophysical surveys were also carried out and the data collected will help to refine exploration targeting.
Timok, Serbia - EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. EMX’s royalty covers both the Upper and Lower Zones. The Cukaru Peki deposits and operations are summarized in Zijin’s annual reports and in various Zijin disclosures. See EMX’s 2023 AIF for more information on the Timok Royalty Property.
EMX executed an amended and restated royalty agreement on September 1, 2023 for its Timok Royalty property with Zijin, whereby the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. The Company is now receiving regular royalty payments from Zijin for Timok copper and gold production.
EMX earned $1,267,000 in royalty revenue from the Timok royalty in Q1 2024 (Q1 2023 - $Nil).
Gediktepe, Türkiye - The Gediktepe VMS polymetallic deposit is located in western Türkiye. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction in 2021, and are being advanced by operator Lidya Madencilik Anayi ve Ticaret A.S. (“Lidya”), a private Turkish company. See EMX’s 2023 AIF for more information on the Gediktepe Royalty Property.
EMX earned $2,990,000 in royalty revenue from the Gediktepe Mine in Q1 2024 (Q1 2023 - $926,000).
Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Turf, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture. Leeville Royalty property mineral resource and mineral reserve estimates as well as life of mine plans are not available to EMX from NGM. NGM continues to explore and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty property.
EMX earned $864,000 in royalty revenue from Leeville in Q1 2024 (Q1 2023 - $534,000).
Balya, Türkiye - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Türkiye. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property. The initial phases of mining at Balya North commenced in late 2021, and production is now sourced from multiple underground working faces and mine levels.
EMX earned $197,000 in royalty revenue from the Balya property in Q1 2024 (Q1 2023 - $153,000).

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Gold Bar South, Nevada - EMX’s Gold Bar South 1% NSR royalty property, operated by McEwen, covers a sediment-hosted, oxide gold deposit situated approximately 5.6 kilometers southeast of McEwen’s Gold Bar open pit mining operation in north-central Nevada. EMX commenced receiving Gold Bar South royalty revenue in 2023.
EMX earned $75,000 in royalty revenue in Q1 2024 (Q1 2023 - $Nil) from Gold Bar South.
Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper	Resource Development	1.5% NSR
Tartan Lake	Canada	Canadian Gold Corp.	Gold	Resource Development	2.0% NSR
Yenipazar	Türkiye	Virtus Madencilik	Gold -Silver-Zinc-Copper-Lead	Feasibility	6%-10% NPI
Akarca	Türkiye	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Gold-Silver	Resource Development	1%-3% NSR
Sisorta	Türkiye	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Under Construction	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Development Permitting	0.5% to 1% NSR
Kaukua	Finland	GT Resources Inc.	PGE-Nickel-Copper	Resource Development	2% NSR
Significant Updates
Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. (TSX-V: ABRA) ("Abrasilver"). There are multiple mineralized zones, including the Oculto and JAC deposits. EMX’s Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX’s NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production or July 31, 2025.
In Q1 2024, AbraSilver filed a report on SEDAR+ titled "NI 43-101 Technical Report Mineral Resource Estimate Diablillos Project" dated January 10, 2024 and with an effective date of November 22, 2023 that provided an updated mineral resource estimate for the Oculto deposit, as well as first time mineral resource estimates for the JAC, Fantasma and Laderas deposits which are proximal to the west and southwest of Oculto (also see AbraSilver news release dated November 27, 2023). All of the reported mineral resources represent open pit constrained oxide mineralization.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Diablillos Mineral Resource Statement, Effective as of November 22, 2023
Deposit	Category	Ktonnes	Ag g/t	Au g/t	AgEq g/t	Ag Koz	Au Koz	AgEq Koz
Oculto	Measured	12,170	101	0.95	178	39,519	372	69,523
	Indicated	34,654	64	0.85	133	71,306	947	147,748
	Meas&Ind	46,824	74	0.88	145	111,401	1,325	218,335
	Inferred	3,146	21	0.68	76	2,124	69	7,677
JAC	Measured	1,870	210	0.17	224	12,627	10	13,452
	Indicated	3,416	198	0.12	208	21,744	13	22,808
	Meas&Ind	5,286	202	0.13	212	34,329	22	36,191
	Inferred	77	77	-	77	190	-	190
Fantasma	Measured	-	-	-	-	-	-	-
	Indicated	683	105	-	105	2,306	-	2,306
	Meas&Ind	683	105	-	105	2,306	-	2,306
	Inferred	10	76	-	76	24	-	24
Laderas	Measured	-	-	-	-	-	-	-
	Indicated	464	16	0.91	89	239	14	1,334
	Meas&Ind	464	16	0.91	89	239	14	1,334
	Inferred	55	43	0.57	89	76	1	157
Total	Measured	14,040	116	0.85	184	52,146	382	82,975
	Indicated	39,217	76	0.77	138	95,594	974	174,196
	Meas&Ind	53,257	87	0.79	151	148,275	1,360	258,087
	Inferred	3,288	23	0.66	76	2,415	70	8,049
Notes:
1.The formula for calculating AgEq is: Silver Eq = Silver + Gold x (Gold Price/Silver Price) x (Gold Recovery/Silver Recovery).
2.The mineral resource is reported inside a conceptual Whittle open pit shell derived using US$ 24.00/oz Ag price, US $1,850/oz Au price, 82.6% process recovery for Ag, and 86.5% process recovery for Au. The constraining open pit optimization parameters used were US $1.94/t mining cost, US $22.97/t processing cost, US $3.32/t G&A cost, and average 51-degree open pit slopes.
3.A Net Value per block (“NVB”) cut-off was used to constrain the Mineral Resource with the conceptual open pit. The NVB method resulted in an average equivalent cut-off grade of approximately 45g/t AgEq.
4.Mineral Resources are inclusive of Mineral Reserves.
5.All figures are rounded to reflect the relative accuracy of the estimates. Minor discrepancies may occur due to rounding.
In Q1 2024, AbraSilver announced results from a Pre-Feasibility Study for the Diablillos project (see AbraSilver news release dated March 25, 2024). The open pit constrained oxide mineral reserves for “all domains” were reported as:

Diablillos Mineral Reserve Statement, Effective as of March 7, 2024
	Ktonnes	Au g/t	Ag g/t	AgEq g/t	Ag Koz	Au Koz	AgEq Koz
Proven	12,364	0.86	177.7	246	46,796	341	97,839
Probable	29,930	0.8	79.7	143	76,684	766	136,267
Total P&P	42,294	0.81	90.8	154	123,480	1,107	209,619
Notes:
1.The Qualified Person for the Mineral Reserve Estimate is Mr. Miguel Fuentealba, P.Eng.
2.The mineral reserves were based on a pit design which in turn aligned with an ultimate pit shell selected from a WhittleTM pit optimization exercise. Key inputs for that process are:
a.Metal prices of US$ 1,750/oz Au; US$ 22.50/oz Ag

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
b.Variable Mining cost by bench and material type. Average costs are US$ 1.94/t for all lithologies except for “cover”. Cover mining cost of US$ 1.73/t.
c.Processing costs for all zones, US$ 22.97/t.
d.Infrastructure and G&A cost of US$ 3.32/t.
e.Pit average slope angles varying from 37° to 60°
f.The average recovery is estimated to be 82.6% for silver and 86.5% for gold.
3.A Net Value per block (“NVB”) cut-off was used to constrain the Mineral Reserve within the reserve pitshell. The NVB was based on "Benefits = Revenue-Cost" being positive, where, Revenue = [(Au Selling Price (US$/oz) - Au Selling Cost (US$/oz)) x (Au grade (g/t)/31.1035)) x Au Recovery(%)] + [(Ag Selling Price (US$/oz) - Ag Selling Cost (US$/oz)) x (Ag grade (g/t)/31.1035)) x Ag Recovery (%)] and Cost = Mining Cost (US$/t) + Process Cost (US$/t) + Transport Cost (US$/t) + G&A Cost (US$/t) + [Royalty Cost (%) x Revenue]. The NVB method resulted in an average equivalent cut-off grade of approximately 46g/t AgEq.
4.All tonnages reported are dry metric tonnes and ounces of contained metal are troy ounces.
5.Mining recovery and dilution factors have not been applied to the Mineral Resource estimates.
The Diablillos project will be a conventional open pit mining and oxide processing operation over a mine life of approximately 13.5 years. Mill throughput is projected to be 9,000 tonnes per day with average grades of 91 g/t silver and 0.81 g/t gold over the life-of-mine (“LOM”), resulting in average annual production of 7.7 Moz silver and 71 Koz gold. The proposed operation consists of a common open pit that will extract both the Oculto and JAC deposits. The after-tax NPV(5) of the project is $494 million at base-case metal prices of $23.50/oz silver and $1,850/oz gold, with a payback period of 2.4 years. The relatively recent discovery of the JAC deposit, and its inclusion in the PFS mine plan, has contributed to higher silver grades for the project. The high-grade JAC deposit will be mined and processed throughout years 2 – 5, resulting in elevated cash flow levels in the early years of the operation.
AbraSilver has identified upside exploration opportunities at Diablillos which include a) expansion of the Mineral Resources and Reserves within the existing deposits, as well as from new, immediately adjacent mineralized zones, and b) sulphide potential below the oxide mineralized zones.
Subsequent Q1 2024, AbraSilver filed a report on SEDAR+ titled "NI 43-101 Technical Report, Pre-Feasibility Study for the Diablillos Ag-Au Project" dated April 30, 2024 and with an effective date of March 07, 2024 that supports the disclosure made in its March 25, 2024 news release.
Also subsequent to Q1 2024, AbraSilver announced that it had entered into subscription agreements for a strategic C$20 million non-brokered private placement with Kinross Gold Corporation (“Kinross”) (NYSE: KGC, TSX: K) and an affiliate of Central Puerto SA (“Central Puerto”) (NYSE: CEPU) (see AbraSilver news release dated April 22, 2024). According to AbraSilver it "is well funded for a dual strategy to aggressively advance the Diablillos project towards a production decision and to accelerate exploration efforts."
Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd (TSX-V: AAG; OTCQB: AAGFF) (“Aftermath”). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX’s sliding scale royalty interest in (i.e., 1-1.25% NSR based on metal prices), and earn-in payments (i.e., totaling $8,750,000) from Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction.
In Q1 2024, Aftermath announced that it had identified porphyry and skarn copper targets for follow-up exploration approximately four kilometers to the southwest of the Berenguela resource area (see Aftermath news release dated February 1, 2024). In addition, metallurgical test work is underway with the goal of producing silver, copper, and a commercial battery-grade or fertilizer-grade manganese product.
Parks-Salyer, Arizona - EMX’s Parks-Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is controlled and operated by Arizona Sonoran Copper Company, Inc. (TSX: ASCU) (“ASCU”). The Parks-Salyer deposit together with the Cactus deposit (open pit and underground) and historical stockpiles are collectively known as the Cactus Project by ASCU. EMX retains a 1.5% NSR royalty covering 158 acres of the eastern portion of the Parks-Salyer deposit (i.e., +- 25% of the deposit footprint). One percent of the royalty can be bought down for $500,000. The Company continues to receive ongoing AAR payments.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
In Q1 2024, ASCU announced results from a Pre-Feasibility Study for the Cactus Project, which includes Parks Salyer (see ASCU news release dated February 21, 2024). The “maiden mineral reserves” for all four of the open pit and underground mining areas of the Cactus Project total 276.3 Mtons averaging 0.549% CuT and 0.484% Cu Tsol containing 3,031.0 Mlbs in the proven and probable mineral reserve categories (proven mineral reserves of 3.6 Mtons @ 0.249% CuT and 0.225% Cu Tsol; probable mineral reserves of 272.7 Mtons @ 0.552% CuT and 0.487% Cu Tsol). The Project has a range of 85%-92% LOM average soluble copper recoveries and will produce “LME Grade A” copper cathodes onsite via heap leach and a solvent extraction/electrowinning plant that recovers 2.31 billion pounds from copper oxides and secondary sulphides over a life of mine of 21 years. The post-tax NPV(8) of the project at a $3.90/lb copper price is $509 million, and the pre-tax NPV(8) is $733 million.
The Parks-Salyer underground mineral reserves were based upon mineral resources, which are partially covered by EMX‘s royalty, originally announced in Q4 2023 as (see ASCU news release dated October 16,2023):

Parks-Salyer Mineral Resource Statement, Effective as of May 19, 2023
Category of Material	Tons kt	Grade Cu%	Cu Mlbs
Total Indicated	143,900	1.009	2,906.1
Total Leachable	130,200	1.028*	2,676.6
Oxide	10,000	0.921*	183.7
Enriched	120,200	1.037*	2,493.0
Total Inferred	48,400	0.967	936.1
Total Leachable	44,500	0.982*	873.2
Oxide	8,700	0.925*	161.7
Enriched	35,700	0.996*	711.5
* Denotes Cu Tsol generated using sequential assaying to calculate the grade soluble Cu
Notes:
1.Leachable copper grades are reported using sequential assaying to calculate the soluble copper grade. Primary copper grades are reported as total copper, total category grades reported as weighted average copper grades of soluble copper grades for leachable material and total copper grades for primary material. Tons are reported as short tons.
2.Resources use a copper price of US$3.75/lb.
3.Technical and economic parameters defining underground resources: mining cost US$27.62/t, G&A US$0.55/t, and 5% dilution.
4.Technical and economic parameters defining processing: Oxide heap leach (HL) processing cost of US$2.24/t assuming 86.3% recoveries, enriched HL processing cost of US$2.13/t assuming 90.5% recoveries, primary mill processing cost of US$8.50/t assuming 92% recoveries. HL selling cost of US$0.27/lb; Mill selling cost of US$0.62/lb.
5.For Parks-Salyer variable cut-off grades were reported depending on material type, associated potential processing method, and applicable royalties.
6.Resources are inclusive of reserves.
7.Totals may not add up due to rounding.
The Parks-Salyer underground mineral reserves announced in Q1 2024 are (see ASCU news release dated February 21, 2024):

Parks-Salyer Mineral Reserve Statement, Effective as of November 10, 2023
	Tons kt	Grade CuT%	Grade Cu Tsol%	Pounds Cu Mlbs
Proven	-	-	-	-
Probable	96,248	0.930	0.820	1,789.7
Notes:
1.The Qualified Person for the underground estimate for Parks-Salyer is Nat Burgio of AGP Consultants Inc.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
2.Metal price of Cu $3.70/lb.
3.Processing costs are variable and based upon material type, processing destination, copper grade, and copper recovery.
4.General and administration costs of $0.47/ton processed.
5.Process recoveries are variable depending upon mineralization type, sequential copper grades, and comminution size.
6.Underground mining cost of $27.62.
7.The footprint delineation for the Parks/Salyer mine was based on a resource model block cash flow dollar value (CFTC1) of $27.62 (net of process, G/A and royalties).
8.Inferred resources included in the ‘cave flow’ mixing process have been assigned zero grade.
According to ASCU's Pre-Feasibility Study, Parks-Salyer sub-level cave underground development will start in Year 1 and mining will continue until Year 20. A total of 96 Mtons of leach ore averaging 0.82% Tsol Cu will be processed.
The Cactus Project has excellent available infrastructure and mining will be located on private land and two Arizona State Land Department leases. According to ASCU, the next steps for 2024 include assessing the application of Nuton technology for leaching primary sulfides, and the potential for a starter pit at the “MainSpring” deposit which is located directly south of Parks-Salyer.
See the report prepared by Ausenco Engineering South USA Inc. titled "Cactus Mine Project NI 43-101 Technical Report and Pre-feasibility Study, Arizona, United States of America” with an effective date of February 21, 2024 and report date of March 28, 2024 filed under ASCU’s SEDAR+ profile for more information.
EMX, as a royalty holder, does not have access to the data necessary to report the portion of the mineral resources and mineral reserves covered by its Parks-Salyer royalty property. However, in Q4 2022 EMX received a $3,000,000 milestone payment from ASCU based upon declared mineral resources totaling more than 200 million pounds of contained copper covered by the Parks-Salyer royalty. Specifically, ASCU reported to EMX that a total of 725.5 million pounds of contained copper (approximately 25% of the total contained copper from the 2022 total inferred mineral resource of 2,915 Mlbs contained copper) were covered by the EMX royalty. The Company notes that the footprint of the Parks-Salyer deposit within EMX’s royalty property boundary has not changed materially from the 2022 to the 2023 resource models.
Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Canadian Gold Corp. (“CGC”) (TSX-V: CGC) (formerly Satori Resources). CGC has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX’s interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.
CGC’s current Phase 2 drill program of 4,000 meters is initially focusing on targeting high-grade gold extensions to the Main Zone, which will be followed by drilling at the South Zone and a VMS target situated east of the historical mining area. Main Zone Phase 1 intercepts reported in Q1 2024 include results such as 25 meters (1079-1104 m) averaging 2.7 g/t gold with sub-intervals of 3.2 meters (1081.8-1085m) averaging 12.7 g/t gold and 2 meters (1083-1085 m) averaging 18.3 g/t gold in hole TLMZ23-26W5 (true widths unknown) (see CGC news release dated January 11, 2024). Subsequent results from ongoing Phase 2 drilling include 5.7 meters (785.75-791.4 m) averaging 20.6 g/t gold from the Hanging Wall Zone and 18.4 meters (820.6-839.0 m) averaging 3.1 g/t gold from the Main Zone in hole TLMZ21-12W4 (true widths unknown) (see CGC news release dated February 21, 2024).
Sisorta, Türkiye - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing.
Bahar, which operates the nearby Altintepe gold mine, commenced development of the Sisorta project in 2022, and construction has continued to progress since then. Bahar anticipates commissioning the leach pad and ADR plant in mid-2024.
Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone. The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold (“IOCG”) styles of mineralization and was mined from 1983-1996 by a partnership

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
Copperstone reported that the main hearing in the Land and Environment Court at Umeå District Court was held from January 30th – February 21st to review the permit application for reopening the Viscaria mine under the Environmental Code (see Copperstone Year-end Report 2023, dated February 29, 2024). As an event subsequent to quarter-end, the Land and Environment Court announced that Copperstone had been granted a permit under the Environmental Code for “mining and water operations” at the Viscaria mine (see Copperstone news release dated May 6, 2024). Receipt of this environmental permit represents a key milestone event for the advancement of the Viscaria project. Copperstone anticipates reopening Viscaria in 2026.
Exploration Royalty & Royalty Generation Projects
The Company has 138 exploration stage royalties and 122 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advanced royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select project highlights.

Country	Exploration Royalty		Royalty Generation Project
	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	25	17	23	19
Canada	37	4	11	8
Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	4	3	4	6
Argentina	1	-	-	-
Sweden	9	11	-	10
Finland	2	-	1	-
Norway	-	9	5	15
Serbia	1	1	-	-
Morocco	-	-	6	11
Türkiye	-	-	1	1
Australia	4	1	1	-
	90	48	52	70
Summary of United States
EMX’s western U.S. royalty generation portfolio consists of 87 total properties, which includes 41 royalty properties, four alliance properties being advanced by South32, and 42 properties available for partnership. During the quarter, partnered properties were advanced with three drill programs, geophysical surveys, mapping and rock chip sampling, and permitting for upcoming drill programs. In addition, several property positions were increased and two new porphyry copper projects, Stockton in New Mexico and Tango in Nevada, were acquired through the staking of open ground.
Highlights of United States
Swift, Nevada, USA - EMX’s Swift Royalty Property (3.25% production returns royalty), located in Nevada’s Cortez district, is owned by Ridgeline Minerals Corp. (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0) (“Ridgeline”) and operated by Nevada Gold Mines (i.e., Barrick and Newmont) in a joint venture with Ridgeline. Pursuant to the Swift joint venture agreement, NGM can incur a minimum of $20,000,000 in qualifying work expenditures over an initial five-year term to earn a 60% interest in Swift, and will have further options to increase its interest to a total of 75% (see Ridgeline news release dated August 10, 2023).

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
NGM has proposed a 2024 exploration budget of up to $5,000,000 to fund the next phase of framework drilling at Swift. A total of 3-5 deep core holes are anticipated in Q2-Q4, with start times dependent on the approval of ongoing permitting initiatives with the Bureau of Land Management (“BLM”).
Selena, Nevada, USA - Ridgeline owns and operates EMX’s Selena Royalty Property (3.25% production returns royalty) which hosts multiple polymetallic carbonate replacement deposit (“CRD”) and skarn targets (i.e., Chinchilla Oxide, Chinchilla Sulfide, Jupiter, etc.) along an approximately 3.5 kilometer strike length (see Ridgeline investor presentation dated February 2024).
In Q1 2024 Ridgeline announced results from a high-resolution drone magnetics survey that identified a new porphyry target located 1.0 kilometer to the southeast of the Chinchilla Oxide zone (see Ridgeline news release dated March 14, 2024). The survey also highlighted a strong magnetic anomaly at the southwest corner of the property interpreted as sulfide skarn mineralization directly off the eastern edge of the Butte Valley copper porphyry (i.e., Freeport-McMoRan & Falcon Butte Minerals joint venture).
South32 Portfolio, Arizona, USA - At quarter-end, the South32-EMX exploration portfolio consisted of seven projects, including three projects held under option agreements. During Q1 2024, EMX commenced a follow-up drill program at Copper Springs, but terminated the program early due to difficulties with drilling. The program will continue later in the year utilizing a different drill contractor. Elsewhere, the land position at the Royston project in Nevada was expanded to cover additional prospective ground, ongoing permitting continued for testing copper targets in Arizona, and data compilations, reviews and targeting was completed for the early-stage projects.
Hardshell, Arizona, USA - South32 continued to advance its Hermosa property, which includes EMX’s Hardshell royalty property. The Hermosa property is comprised of a) the Taylor polymetallic (Zn-Pb-Ag) development project adjacent to the north of Hardshell with CRD mineralization that projects down dip onto EMX’s royalty footprint, b) the Peake Cu-Pb-Zn-Ag prospect, which as currently outlined is partially covered by EMX’s royalty ground, and c) the Clark deposit to the east of Hardshell. EMX retains a 2% NSR royalty on Hardshell that is not capped nor subject to buy down.
South32’s advances at Hermosa were summarized in its February 14, 2024 “Financial Results and Outlook - half year ended 31 Dec 2023 (H1 FY24)” news release and presentation.
a.The Taylor feasibility study was completed and development approved, including $2.16 billion in capital expenditures. First production is expected in H2 FY2027.
b.FY24 guidance for capitalized exploration at Hermosa is projected to be ~$25M to support continuing exploration programs at Peake and other prospects (see EMX news release dated October 2, 2023 for a discussion of Peake drill results within EMX’s Hardshell royalty property).
Scout Portfolio, Idaho, USA - EMX, via its wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”), optioned a portfolio of Idaho precious and base metal projects in 2023 to Scout Discoveries Corp ("Scout”), a privately owned Idaho based company. The terms included an equity position in Scout, AAR payments for each project beginning upon the first anniversary, milestone payments for each project, and a retained 3.25% NSR royalty for each project, of which 1% can be bought down in two stages (0.5% for 600 gold ounces or the cash equivalent within eight years, and an additional 0.5% for 1,800 gold ounces or the cash equivalent before commercial production commences). In addition, Scout purchased Scout Drilling LLC from BCE to leverage low-cost in-house drilling to advance the portfolio of projects.
In Q1 2024, Scout acquired 100% of Ridgeline’s interest in the Robber Gulch oxide gold project (including the assumption of the underlying option agreement with EMX and all outstanding liabilities) for a sale price comprised of a cash payment of $50,000 and 200,000 common shares of Scout with an aggregate value of $100,000 (see Ridgeline news release dated March 21, 2024). The project is comprised of 117 lode mining claims in Cassia County, Idaho and is host to a Carlin-type gold system with shallow-oxide exploration potential.
Summary of Canadian Portfolio
EMX’s portfolio in Canada consists of 61 properties covering over 170,000 hectares of mineral and royalty ground held in Ontario, Québec, British Columbia and Manitoba. There are 42 partnered properties with a combination of royalties and/or ongoing cash payments, the majority of which are in the Red Lake District. EMX also has 19 properties available for partnership in the portfolio. The Company focused on evaluating royalty financing opportunities and readying for upcoming summer field programs during Q1 2024, while partnered properties were advanced by the project operators.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Chilean Portfolio
EMX’s early-stage royalty generation portfolio continued to evolve during Q1 2024. The portfolio in Chile now consists of seven exploration royalty properties and ten properties that are 100% controlled by EMX and available for partnership. The available properties consist of porphyry copper, IOCG (iron oxide copper-gold)/manto, and epithermal gold-silver projects that occur in northern Chile’s highly productive metallogenic belts. At Redondo-Veronica, EMX took advantage of the opportunity to expand the land position to cover prospective porphyry-related alteration identified from compilations of historical exploration data received from previous owners.
Summary of Northern Europe
EMX continued to advance its portfolio of projects in Northern Europe, acquiring new gold and battery metals projects. The Company also established new partnerships for two EMX properties and acquired a new royalty property in Finland. EMX assisted with many of the partner-funded programs which created additional revenue streams in the form of management fees and cost recoveries. EMX is working with its various partners to plan and execute additional exploration and drill programs in 2024.
Highlights of Northern Europe
Sagvoll and Meråker, Norway – EMX optioned the Sagvoll and Meråker polymetallic projects in Norway to Lumira Energy Ltd. (“Lumira”), a private Australian Company. The agreement provides EMX with 2.5% NSR royalty interests, cash and equity payments, work commitments and other considerations (see EMX news release dated January 3, 2024). The Sagvoll and Meråker projects are positioned along a prolific metallogenic belt that includes the historic Røros volcanogenic massive sulfide (“VMS”) district. The Meråker project hosts VMS styles of mineralization, while the Sagvoll project contains both VMS and magmatic nickel-copper sulfide targets. EMX has another agreement with Lumira for EMX’s Copperhole Creek project in Queensland Australia (see Company news release dated September 13, 2023).
Mustajärvi, Finland – EMX executed a purchase agreement with Aurora Exploration OY (“Aurora”), a private Finish company, for Aurora’s 1% NSR royalty interest covering the Mustajärvi gold project in Finland (see EMX news release dated January 30, 2024). Half of the NSR royalty (0.5%) can be repurchased by the project operator for $500,000 upon receipt of a positive feasibility study. As consideration for the royalty interest, EMX will pay Aurora $80,000 and issue 30,000 common shares of the Company to Aurora. The Mustajärvi project is located in the prolific Central Lapland Greenstone Belt of northern Finland, which hosts several recent gold discoveries, as well as the Kittila Gold Mine operated by Agnico Eagle Mines Ltd (NYSE:AEM).
The Mustajärvi project is currently being advanced by Firefox Gold Corporation (TSX.V: FFOX) (“Firefox”). Exploration and drilling by Firefox has led to the discovery of significant gold mineralization within the project area (see various news releases by Firefox between 2018 and 2023). Firefox announced a partnership with Agnico, including a private placement into Firefox that will provide funds to be used to advance Mustajärvi (see Firefox news release dated December 20, 2023).
Tomtebo, Sweden – EMX’s Tomtebo polymetallic royalty property in the Bergslagen Mining Region of southern Sweden is owned and operated by District Metals Corp (TSX-V: DMX) (“District”), and is joint ventured with Boliden Mineral AB (STO:BOL) (“Boliden”). The agreement calls for Boliden to fund a minimum of C$3,000,000 by October 2027 to earn an 85% interest in the Tomtemo project. District and Boliden approved a 2024 exploration budget that includes six to eight diamond drill holes totaling 2,250 meters (see District news release dated February 20, 2024). The approved core drilling program commenced in Q1 2024. EMX holds a 2.5% NSR royalty over the Tomtebo project along with other considerations.
Stormyra, Espedalen, Norway – Kendrick Resources (LSE:KEN) (“Kendrick”) announced the delineation of new nickel drill targets identified by recent magnetic and transient electromagnetic geophysical surveys at EMX’s Espedalen exploration royalty property, which covers the historical Stormyra prospect (see Kendrick news release dated February 4, 2024). The geophysical surveys were a follow-up to a 2023 diamond drill program that intersected nickel-copper sulfide mineralization over a strike length of 1.2 kilometers.
Mofjell, Norway – Mahvie Minerals (STO: MAHVIE) (“Mahvie”) provided an update on modeling polymetallic mineralization for the Mofjell polymetallic royalty property in central Norway during Q1 2024. The Mofjell mine operated between 1928 and 1987 and produced 4.35 million tonnes at 3.61% Zn, 0.71% Pb, and 0.31% Cu (Bjerkgård, et. al, 2013). EMX holds a 2.5% NSR royalty over the Mofjell project along with other considerations, including an equity stake in Mahvie.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
In Q1 2024 Mahvie announced that it had modeled drill results from its 11 hole, 1,037 meter 2023 drill program that intersected polymetallic sulfide mineralization, including 16.85 meters averaging 5.00 % Zn, 0.35% Cu, 1.17% Pb, 15.87 g/t Ag and 0.29 g/t Au in drill hole MM003 from an in-hole depth of 76 meters (true width not reported) (see Mahvie news release dated November 21 2023). The recent modeling results, which do not meet NI 43-101 reporting requirements for mineral resource estimates, defined a volume of polymetallic mineralization for further exploration within the area of historical mining, and suggests additional potential exists along trend.
Summary of Australian Portfolio
EMX continued to execute its business model in Australia and is conducting reconnaissance programs to identify new projects for acquisition and partnership. Although EMX’s historical focus in Australia has been on gold projects, new opportunities have resulted in EMX’s pursuit of royalty property exposure to include base metals and strategic commodities such as cobalt and manganese.
Highlights of Australian Portfolio
Yarrol and Mt. Steadman, Queensland Australia - The Company optioned the Yarrol gold-copper (+ Co-Mn) project and the Mt Steadman gold project to Many Peaks Minerals Limited (ASX: MPK) ("MPK") (formerly Many Peaks Gold) in 2023. The agreement provides EMX with cash payments, additional equity interests in MPK, and work commitments during a fifteen month option period. Upon exercise of the option, EMX will receive additional payments of cash and shares of MPK along with annual advance royalty payments, royalty interests and other considerations (see EMX news release dated May 2, 2023 for additional details). MPK is also an EMX partner on the nearby Queensland Gold project.
In Q1 2024, MPK reported results from a five hole, 1,210 meter diamond drill program targeting gold mineralization on the Yarrol gold project. The drilling confirmed additional gold targets associated with geophysical anomalies on the margins of a 4-kilometer long mineralized diorite body. Notable intercepts included 16 meters averaging 0.75g/t Au from an in-hole depth of 42 meters in hole YAD189 at the True Blue prospect (true width not reported) (see MPK news release dated January 29, 2024).
MPK also reported Mt Steadman results from a two hole reverse circulation drill program in Q1 2024. Results from the RC program included 8 meters averaging 2.63 g/t Au from 8 meters drill depth in hole MS041 (true width not reported) (see MPK news release dated January 29 2024). The drill results represent a significant extension to the footprint of gold mineralization at the Fitzroy prospect, with a more than 40% increase to the strike length of confirmed mineralization on the project. In addition, MPK reported that mapping and surface sampling on the N-21 target outlined an intrusive breccia target associated with recent extensions to surface gold anomalies.
Koonenberry, Australia - Koonenberry Gold Ltd (ASX: KNB) ("KNB") reported on drill results at EMX’s Koonenberry Royalty property in New South Wales, Australia during the quarter. EMX holds a 3% uncapped NSR royalty on the Koonenberry gold project.
Phase II aircore drilling at the Bellagio prospect defined gold mineralization (i.e., > 1 g/t Au) over a 125 meter wide area that remains open down plunge. Intercepts included 8 meters averaging 1.35 g/t gold from 29 meters depth, including 1 meter averaging 3.97 g/t gold in hole 23BEAC074, and 2 meters averaging 2.33 g/t gold from 24 meters depth in hole 23BEAC070 (true widths not reported) (see KNB news release dated February 5, 2024). Follow-up drilling is being planned for Bellagio, as well as along trend of an associated regional scale structure (> 20 kilometer long). A maiden drill program at the Atlantis copper-gold target is also being prioritized by KNB.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America, except for Caserones. Consulting Chief Mining Engineer Mark S. Ramirez, SME Registered Member #04039495, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above disclosure with respect to the Caserones Mine. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye, and Australia.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

New Accounting Pronouncements
Accounting standards adopted during the year
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.
Accounting pronouncements not yet effective
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Risk and Capital Management: Financial Instruments
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Critical Accounting Judgements and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Risks and Uncertainties
The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2023: Mineral Property Exploration Risks, Conditions to be Satisfied Under Certain Agreements, Markets, No Control over Mining Operations, Reliance on Third Party Reporting, Unknown Defects or Impairments in EMX's Royalty or Other Interests, Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations, Revenue and Royalty Risks, Royalty Operation and Exploration Funding Risk, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Foreign Countries and Political Risks, Natural Disasters, and Impact and Risks of Epidemics, Financing and Share Price Fluctuation Risks, Uncertainty of Mineral Resource and Mineral Reserve Estimates, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Currency Risks, Insured and Uninsured Risks, Environmental Risks and Hazards, Changes in Climate Conditions and Legislation, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations, Internal Controls over Financial Reporting, Information Systems and Cyber Security, Activist Shareholders, and Reputation Damage.
For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2023 on www.sedarplus.ca.

Controls and Procedures
Disclosure Controls and Procedures
At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Management's Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at March 31, 2024.
Changes in Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management's Initiatives
Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls. That consultant will continue to work with us to identify any weaknesses and further enhance our internal controls. Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

Outstanding Share Data
At May 9, 2024, the Company had 112,716,464 common shares issued and outstanding. There were also 7,238,500 stock options outstanding with expiry dates ranging from June 6, 2024 to September 11, 2028 and 3,812,121 warrants outstanding with an expiry date on April 14, 2027. In accordance with the terms of the Company’s stock option plan, if stock options expire during an imposed restricted period and are not exercised prior to any such restriction, they will not expire but instead will be available for exercise for ten business days after termination of the restricted period.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	28

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Forward-Looking Information
This MD&A may contain “forward-looking statements” that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, future purchases of Common Shares pursuant to the Company’s normal course issuer bid, statement as to future payment of dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•Estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on both the TSX-V and the NYSE American and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	29

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•uncertainty regarding the Company’s ability to continue as a going concern;
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•risks associated with fluctuations in the price of commodities;
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties ;
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks related to governmental regulation and permits, including environmental regulation;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with fluctuations in prices of foreign currencies , including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;
•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	30

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of Common Shares on the TSX-V and the NYSE American and the possible suspension of trading of Common Shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to mining legislation in Chile.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
More information about the Company including its recent financial reports is available on SEDAR at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	31

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	32

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures
We have included certain non-IFRS financial measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	The Company believes these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset.
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	The Company believes this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue
The Company uses this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.

Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	The Company believes that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	33

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:
During the three months ended March 31, 2024 and 2023, the Company had the following sources of revenue and other income:

	Three months ended March 31,
	2024	2023
Royalty revenue	$5,604	$1,717
Option and other property income	188	689
Interest income	448	336
Total revenue and other income	$6,240	$2,742
The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	Three months ended March 31,
	2024	2023
Revenue and other income	$6,240	$2,742
SLM California royalty revenue	$4,805	$5,899
The Company's ownership %	42.7	37.7
The Company's share of royalty revenue	$2,053	$2,226
Adjusted revenue and other income	$8,293	$4,968

Royalty Revenue	$5,604	$1,717
The Company's share of royalty revenue	2,053	2,226
Adjusted royalty revenue	$7,657	$3,943
Reconciliation of Adjusted Cash Flows from Operating Activities:

	Three months ended March 31,
	2024	2023
Cash provided by (used in) operating activities	$1,027	$(3,333)
Caserones royalty distributions	1,634	898
Adjusted cash flows from operating activities	$2,661	$(2,435)
Reconciliation of GEOs:

	Three months ended March 31,
	2024	2023
Adjusted royalty revenue	$7,657	$3,943
Average gold price per ounce	$2,072	$1,889
Total GEOs	3,696	2,088

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	34

Appendix A List of Royalty Assets

Producing Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Caserones	0.8306% NSR	Base Metals	Copper-Molybdenum	Lumina Copper / Lundin Mining	Chile
Timok – Cukaru Peki	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Serbia
Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Türkiye
Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Türkiye
Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	USA, Nevada
Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	USA, Nevada

Advanced Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Argentina
Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Peru
Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Chile
San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Mexico, Sinaloa
Parks Salyer – Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	USA
Tartan Lake	2.0% NSR	Precious Metals	Gold	Canadian Gold Corp	Canada, Manitoba
Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Türkiye
Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay
Sisorta	3.5 - 5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik
Viscaria	0.5 - 1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Sweden
Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	GT Resources Inc	Finland

Exploration Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Argentina
Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Australia, New South Wales
Copperhole Creek	2.5% NSR & other payments	Base Metals	Copper-Zinc-Tin	Lumira Energy Ltd.	Australia, Queensland
Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
Mt. Steadman	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
Yarrol	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Canada, British Columbia
Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassiar Gold
Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp

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Appendix A List of Royalty Assets

Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Canada, Ontario
Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources
Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Kubera Gold
Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals
Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Ears Falls	3% NSR & other payments	Precious Metals	Lithium	Beyond Lithium
Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold
Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc
Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company
Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath
Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Dryden Gold
Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining
North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven
Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Shabu - Taura Gold	1.5% NSR	Precious Metals	Gold	Taura Gold
South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold
Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Canada, Quebec
Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold

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Appendix A List of Royalty Assets

Juncal y La Flora	1% NSR	Precious Metals	Gold	Austral Gold Ltd	Chile
Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation
Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd
Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd
T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd
Mustajärvi	1% NSR	Precious Metals	Gold-Silver	Firefox Gold Corp.	Finland
Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources
Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Haiti
Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd
La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd
El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Mexico, Durango
San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold
Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Norway
Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendrick Resources
Flåt	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Londo Nickel Limited
Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd
Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd
Meråker	2.5% NSR & other payments	Base Metals	Copper-Zinc	Lumira Energy Ltd.
Mofjell - Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB
Råna	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd.
Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Lumira Energy Ltd.
Jasikovo East - Durlan Potok	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Serbia
Timok – (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	37

Appendix A List of Royalty Assets

Adak	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Sweden
Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Fiskeltrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals
Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Kukasjarvi	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Mjövattnet	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendrick Resources
Njuggträskliden	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendrick Resources
Nottrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Rismyrliden	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Skogstrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals
Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals
Vuostok	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
64 North - Goodpaster - West Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co	USA, Alaska
64 North - Goodpaster - South Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Shaw	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Eagle	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - LMS	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Last Chance	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - East Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Divide	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Chisna	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co

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Appendix A List of Royalty Assets

Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Rio Tinto	USA, Arizona
Copper Springs	2% production and other payments	Base Metals	Copper	South32
Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32
Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals
Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Rio Tinto
Cuddy Mountain	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	USA, Idaho
Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Jacknife	3.25% NSR & other payments	Base Metals	Silver-Lead-Zinc	Scout Discoveries Corp
Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	USA, Nevada
Big-E	2% NSR and other payments	Base Metals	Copper	South32
Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.
Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp
Cathedral Well	2.5% NSR	Precious Metals	Gold	Orla Mining Ltd
Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Nevada Gold Mines
Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines
NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery
Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Discoveries Corp
Royston	2% NSR and other payments	Base Metals	Copper	South32
Selena	3.25% production, AMR & Milestone Payments	Base Metals	Silver-Lead-Zinc	Ridgeline Minerals
Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp
South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.
Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals
Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals
Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	USA, Oregon
Copper Warrior	2.0% NSR	Base Metals	Copper	American West Metals Ltd.	USA, Utah
Ophir	2.0% NSR	Base Metals	Copper	Rio Tinto
Qualified Person
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	39